Exhibit 2
DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 10, 2011 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2010. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 27 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010 and the Short Form Prospectus dated March 8, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
2010 HIGHLIGHTS
•	Denison’s 2010 production totaled 1,442,000 pounds uranium oxide (“U3O8”) and 2,347,000 pounds of vanadium blackflake (“V2O5”).
•	Uranium sales were 1,839,000 pounds U3O8 at an average price of $47.67 per pound.
•	Vanadium sales totaled 541,000 pounds V2O5 at an average price of $6.44 per pound and 1,003,000 pounds of ferrovanadium (“FeV”) at an average price of $13.40 per pound.
•
At the end of 2010 the Company had 87,000 pounds U3O8 and 679,000 pounds V2O5 and 11,000 pounds FeV in inventory available for sale. Based on spot market prices at December 31, 2010, this inventory has a value of $9,800,000.

•	Denison is essentially debt-free and has a cash balance of $97.6 million.
•
The Company received initial estimates of mineral resources at Zones A and B at the Phoenix deposit at the Wheeler River project in the Athabasca Basin in northern Saskatchewan by SRK Consulting (Canada) Inc., which was retained to independently review and audit the resources in accordance with the requirements of National Instrument 43-101. The report estimated indicated mineral resources at Zone A containing 35,640,000 pounds (the Company’s share 21,380,000 pounds) at an average grade of 18.0% U3O8 and inferred mineral resources at Zone B containing 3,810,000 pounds (the Company’s share, 2,290,000 pounds) at an average grade of 7.3% U3O8 based on a cut-off grade of 0.8% U3O8. Denison is encouraged by these estimates for the potential of Wheeler River in terms of its high grade and size.

•	The Company began development of its Pinenut mine in Arizona in the fourth quarter. Production is expected to commence in 2012.
•	The Company completed equity issues in December raising aggregate gross proceeds of $64,769,000.
•	In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties. These licences are for a period of 25 years.
ABOUT DENISON
Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and by articles of arrangement effective December 1, 2006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is an intermediate uranium producer with production in the U.S. combined with a diversified development portfolio with projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of processing uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Strategy
Denison intends to position itself as an important global uranium producer with annual uranium production of not less than 10 million pounds by 2020. This will take place through production from Denison’s currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Denison will also look to diversify its production geographically and evaluate opportunities to make in-situ uranium recovery a larger component of its production.
The Uranium Industry
Nuclear power capacity and power generation is growing significantly, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future. Prices must rise to higher, sustained levels to support the new mines required to meet the increasing demand.
Uranium Demand
As reported by The World Nuclear Association, there are currently 443 nuclear reactors operating worldwide in 29 countries, generating 377.8 gigawatts of electricity and supplying 14% of the world’s electrical requirements. Of greater significance, 62 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 47 reactors under construction. China, in particular, has a very aggressive new build program underway. By 2020, it is estimated that there will be 585 nuclear reactors in operation worldwide, supplying 535 gigawatts. This would represent an increase in the number of reactors of over 32% in only 10 years, with 11 new countries joining the nuclear family.
Nuclear reactors are very capital intensive; therefore economics dictate that they need to be operated to the maximum as base-load power. As a consequence, demand for uranium is nearly non-elastic. Ux Consulting (“UxCo”) has estimated in its “Uranium Market Outlook — Q1 2011”, that uranium demand will grow from 185.2 million pounds of U3O8 in 2010 to 250.3 million pounds in 2020.
While long-term demand is steadily growing, short-term demand is affected in a large part by utilities’ uncovered requirements. Utilities normally purchase the majority of their fuel requirements under long-term contracts. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, the level of uncovered demand is relatively low, so utility buying is purely discretionary and price driven.
Primary Uranium Supply
Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines, primarily in Kazakhstan and Africa, have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 75% of demand and many more mines are required to meet the increasing future demand and to replace mines that are being depleted.
UxCo has estimated in its “Uranium Market Outlook — Q1 2011” that existing mine production plus new planned and potential mine production will increase primary uranium supply from an estimated 139.6 million pounds in 2010 to 246.5 million pounds in 2020 falling short of expected demand of 250.3 million pounds per year. The principal drivers for the increase in primary mine production are expected to be Kazakhstan, which is projected to increase production by over 40% between 2010 and 2020 and new, low-grade mines in Africa. However prices will need to increase appreciably to support the additional higher cost production required to meet these production forecasts.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Secondary Uranium Supply
Every year since 1985, world primary production has been less than uranium consumption and now supplies only approximately 75% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.
Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed. The disposition of government inventories held by the United States and Russia will have a market impact over the next 10 to 20 years; however, the rate and timing of this material entering the market is uncertain.
Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3 to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term prices.
UxCo expects that secondary sources of supply will fall from 50 million pounds to 19 million pounds per year from now to 2020.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities must secure their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for four to ten delivery years. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and from governments.
The long-term price moved in a narrow band in 2010. It began the year at $62.00 per pound U3O8, went to a low of $58.00 in March 2010 and eventually ended the year at $65.00 per pound U3O8 at December 31, 2010. Long-term prices are driven more by production cost and future supply-demand forecasts than customer inventories. Long-term prices are less volatile than spot prices.
The spot price began 2010 at $44.50 per pound and remained in the $40 to $44 range for the first half of the year. Beginning in July, spot prices began a steady rise per pound U3O8 to end the year at $62.50 per pound. Prices continued to increase in the first quarter of 2011.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top ten producers accounted for over 90% of the world’s primary mine supply in 2010.
Over 70% of the world’s production came from four countries, namely — Kazakhstan, Canada, Australia and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.
Marketing Uranium
Denison sells its uranium under a combination of long-term contracts and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In 2010, approximately 30% of Denison’s total sales volume was sold under long term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract, the KEPCO Offtake Agreement, is for 20% of the Company’s annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The second contract is for delivery of 1,000,000 pounds of U3O8 from U.S. or Canadian production over a period of five years beginning in 2011. The third contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year.
Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.
The Vanadium Market
As a consequence of the economic crisis that began in mid-2007, world steel production declined significantly and remained at depressed levels throughout 2009. The global steel industry has been undergoing a gentle recovery and has now surpassed 2008 production levels primarily due to continued increases in production in China. Since 92% of the world demand for vanadium goes to the steel industry, this has had a pronounced effect on the vanadium demand and price.
The chemical and titanium alloy industries are the other major consumers of vanadium with 4% each of the world demand.
Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. As the demand for these high strength, high performance steels increases and as new uses are developed for lightweight, high strength titanium, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in the developing countries is much lower than that in the developed countries and can be expected to increase, adding to the demand.
While demand is expected to grow over time, supply has the capacity to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production thus moderating any anticipated price increases.
Spot prices during 2010 averaged $6.29 per pound ranging from a low of $5.25 per pound in early January to a high of $7.25 in May. Prices for the last half of the year were steady at about $6.20 per pound.
While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout 2011.
Vanadium Marketing
Denison sells its vanadium both as black flake (V2O5) and as ferrovanadium (FeV) through spot sales to industry end-users and to trading companies. Sales during 2010 have been principally into the U.S. market; however, efforts are continuing to expand the Company’s market into Europe, South America and the Far East.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

	Three Months ended	Year ended	Year ended	Year ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in thousands)	2010	2010	2009	2008

Results of Operations:
Total revenues	$39,232	$128,320	$79,170	$123,184
Net income (loss)	(12,297)	(14,235)	(147,012)	(80,648)
Basic earnings (loss) per share	(0.04)	(0.04)	(0.51)	(0.42)
Diluted earnings (loss) per share	(0.04)	(0.04)	(0.51)	(0.42)

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2010	2009	2008

Financial Position:
Working capital	$137,098	$75,578	$34,655
Long-term investments	2,955	10,605	10,691
Property, plant and equipment	714,458	691,039	717,433
Total assets	952,474	867,981	885,702
Total long-term liabilities	$131,373	$127,931	$249,716
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $14,235,000 ($0.04 per share) for 2010 compared with net loss of $147,012,000 ($0.51 per share) for 2009.
Revenues
Uranium sales revenue for the fourth quarter was $22,760,000 from the sale of 449,000 pounds U3O8 at an average price of $49.97 per pound. Uranium sales for the same period in 2009 were 548,000 pounds U3O8 at an average price of $44.14 per pound resulting in revenue of $24,800,000. Uranium revenue in the fourth quarter of 2010 also included amortization of the fair value increment related to Denison Mines Inc. (“DMI”) sales contracts of $325,000 (2009 — $622,000).
Uranium sales revenue for the year ended December 31, 2010 totaled $87,978,000. Sales were 1,839,000 pounds U3O8 at an average price of $47.67 per pound. For the year ended December 31, 2009, uranium sales revenue was $59,889,000 from the sale of 1,127,000 pounds U3O8 at an average price of $51.17 per pound. Uranium revenue also included amortization of the fair value increment related to DMI sales contracts of $325,000 (2009 - $2,313,000).
During the fourth quarter the Company sold 314,000 pounds of V2O5 at an average price of $6.34 per pound and 386,000 pounds of FeV at an average price of $12.70 per pound. In the fourth quarter of 2009, the Company sold 11,000 pounds of V2O5 at an average price of $6.00 per pound and 142,000 pounds FeV at an average price of $10.96 per pound. Total vanadium sales revenue for the fourth quarter 2010 was $6,896,000 compared to $1,617,000 in the fourth quarter of 2009.
During the year ended December 31, 2010, the Company sold 1,003,000 pounds of FeV at an average price of $13.40 per pound and 541,000 pounds V2O5 at an average price of $6.44 per pound. Total vanadium sales revenue was $16,934,000. During the year ended December 31, 2009, the Company sold 520,000 pounds of V2O5 at an average price of $3.73 per pound and 229,000 pounds as FeV at an average price of $11.09 per pound. Total vanadium sales revenue was $4,480,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In 2010, Denison processed third party ore at its White Mesa mill under a toll milling agreement. Revenue from toll milling totaled $4,963,000.
Revenue from the environmental services division for the three months and year ended December 31, 2010 was $4,221,000 and $15,492,000 compared to $3,985,000 and $12,226,000 in the same periods in 2009. Revenue from the management contract with UPC for the three months and year ended December 31, 2010 was $487,000 and $2,576,000 compared to $636,000 and $2,522,000 in the same periods in 2009.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,731,000 pounds U3O8 for the year ended December 31, 2010 compared with 3,609,000 pounds U3O8 for the year ended December 31, 2009. Denison’s 22.5% share of production totaled 389,000 pounds for the 2010 period and 812,000 pounds for the 2009 period. The feeding of ore to the McClean mill was completed in June and the mill was placed on stand-by in August.
Canadian production costs1 for the year were $30.63 (CDN$31.56) per pound U3O8 compared to $27.51 (CDN$31.41) per pound U3O8 for 2009.
Inventory available for sale from Canadian production was 19,000 pounds U3O8 at December 31, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years to June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched an application for a judicial review of CNSC’s decision to grant the McClean Lake operating licence. ARG challenged the legality of the licence renewal on the basis of issues related to the Federal and Provincial Governments’ duty to consult with Aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG has launched an appeal of this decision. An adverse decision by the Court could have an impact on the timing of future production.
The White Mesa mill processed alternate feed materials throughout 2010. The mill began processing of Colorado Plateau type ores in mid-March through to October. In November, the mill processed a third party’s ore under a toll milling agreement and then began processing Denison’s Arizona 1 ore in December. Uranium production during the quarter totaled 229,000 pounds U3O8 and 391,000 pounds V2O5 and totaled 1,053,000 pounds U3O8 and 2,347,000 pounds V2O5 for the year ended December 31, 2010 compared to 107,000 pounds U3O8 and nil V2O5 for the three months and 614,000 pounds U3O8 and 501,000 pounds V2O5 in the year ended December 31, 2009.
At December 31, 2010, a total of 92,800 tons of conventional ore was stockpiled at the mill containing approximately 369,000 pounds U3O8 and 1,732,000 pounds V2O5. The Company also had approximately 392,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at December 31, 2010.
Production costs1 at White Mesa for the three months ended December 31, 2010 were $39.30 per pound U3O8 and for the year ended December 31, 2010 were $38.46. Production costs were $32.66 per pound U3O8 in the three months ended December 31, 2009 and $60.33 for the year ended December 31, 2009.
Inventory available for sale from U.S. production was 68,000 pounds U3O8, 679,000 pounds V2O5 and 11,000 pounds FeV at December 31, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine

[1]
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed.
On April 19, 2010, Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010, and on June 17, 2010 the judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. That motion was denied by the judge on August 11, 2010. On August 16, 2010 the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals. On August 31, 2010, a two-judge panel denied that motion. The appeal to the Court of Appeals of the district judge’s original ruling denying the preliminary injunction was heard on January 14, 2011, and a decision of the Court of Appeals is pending at this time. The original case is ongoing. If the Plaintiffs are successful on the appeal or on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization of construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. EPA and Denison are currently in discussions to settle this administrative action which may involve the payment of a stipulated penalty.
On July 29, 2010, Uranium Watch, Living Rivers and Center for Water Advocacy (the “Pandora Plaintiffs”) filed a lawsuit against the U.S. Forest Service (“USFS”) and the Forest Supervisor for the Manti-La Sal National Forest (together, the “Pandora Defendants”) seeking an order declaring that the Pandora Defendants have violated environmental laws in relation to the Company’s Pandora mine, by not requiring an Environmental Assessment or Environmental Impact Statement under the National Environmental Policy Act (“NEPA”) in connection with the USFS’s approval of Plans of Operation authorizing the Company to construct two vent holes and drill 16 uranium exploration holes at the mine. The Pandora Plaintiffs are seeking an order declaring that the Pandora Defendants have violated NEPA and vacating the USFS’ approval of the Plans of Operation for these two projects, and enjoining the USFS from allowing the projects to proceed pending full compliance with the law. The Pandora Plaintiffs also filed a motion for a temporary restraining order and preliminary injunction against the commencement of the projects. Denison has been added as an intervener in this lawsuit. A hearing on the motion for a preliminary injunction was held on September 2, 2010, and on September 14, 2010 the judge denied the Pandora Plaintiff’s request for preliminary injunctive relief. The original case is ongoing. At this time, all of the exploration holes have been drilled and one of the two vent holes has been installed.
On August 17, 2010, EPA issued a Notice of Violation under the Clean Air Act, citing four violations of the National Emission Standards for Hazardous Air Pollutants for underground uranium mines, relating to operations at Denison’s La Sal mines complex in Utah in 2009. Those violations were for alleged failure to obtain prior approval from EPA for the radon monitoring method used at the site, for some gaps in data collection and reporting, and for allegedly exceeding the emission standards at certain receptors using the prescribed air dispersion model. Denison has applied to EPA for approval to continue to use the radon monitoring method at the site, which is the same method used historically by the uranium mining industry. Similarly Denison does not believe the prescribed air dispersion model is sophisticated enough to accurately calculate potential doses from radon to nearby receptors at the La Sal mines, given the complex terrain and other factors at the site, and has applied to EPA for approval to use a more sophisticated air dispersion model. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act, EPA may issue an administrative penalty, issue an order requiring compliance with the requirements, or bring a civil action, among other remedies. Administrative penalties can be based on the number of days of violation, the size of the business, the economic benefit of non-compliance, the seriousness of the violation and other factors, and can be significant. EPA has not issued an order or brought civil enforcement action at this time.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other
Operating costs for the three months and year ended December 31, 2010 include recoveries of $82,000 and $13,191,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. For the three months and year ended December 31, 2009 operating costs include write-downs of $6,291,000 and $3,712,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $4,189,000 for the three months and $14,063,000 for the year 2010 compared to $3,886,000 and $11,432,000 respectively for the same periods in 2009.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $201,000 and $2,325,000 for the three months and year ended December 31, 2010 compared with $628,000 and $1,675,000 for the same periods in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Corporation Capital Tax Act (Saskatchewan). The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2010 exploration expenditures totaled $1,547,000 and $7,526,000 for the year ended December 31, 2010 as compared to $2,553,000 and $10,120,000 for the three months and year ended December 31, 2009.
A majority of the exploration expenditures during 2010 were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,157,000 of which $1,135,000 was expensed in the statement of operations for the three months ended December 31, 2010 and totaled $6,038,000 of which $5,945,000 was expensed in the statement of operations for the year ended December 31, 2010. For the three months ended December 31, 2009, Canadian exploration spending totaled $2,330,000 of which $2,297,000 was expensed and totaled $8,330,000 of which $7,726,000 was expensed for the year ended December 31, 2009.
Exploration expenditures of $262,000 for the three months and $566,000 for the year ended December 31, 2010 were made on the Company’s properties in the United States primarily in the Colorado Plateau.
Exploration expenditures of $129,000 for the three months ended December 31, 2010 ($121,000 for the three months ended December 31, 2009) and of $970,000 for the year ended December 31, 2010 ($2,054,000 for the year ended December 31, 2009) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. In October, the Company and Mon-Atom, the Mongolian state owned uranium company and partner in the GSJV, signed a Memorandum of Understanding (“MOU”). The purpose of the MOU is to establish a co-operative arrangement with Mon-Atom to address the ownership issue in the context of existing agreements between the GSJV and the Government of Mongolia and the Nuclear Energy Law and to establish the basis for negotiation of an Investment Agreement. Discussions are also underway between industry groups and the Mongolian Government in an effort to have some of the provisions amended in the Nuclear Energy Law.
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licences are for a period of 25 years.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses totaled $4,898,000 for the three months ended December 31, 2010 compared with $3,085,000 for the three months ended December 31, 2009. For the year ended December 31, 2010, general and administrative expenses totaled $14,312,000 compared to $13,883,000 for the same period in 2009. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures. The increased expenditures in 2010 result from increased incentive compensation, a donation to Lundin for Africa and an increase in litigation expenditures.
Stock Option Expense
Stock option expense totaled $594,000 and $1,831,000 for the three months and year ended December 31, 2010 respectively. In fiscal 2009, stock option expense totaled $1,089,000 and $3,847,000 for the three months and year ending December 31, 2009.
Other Income and Expenses
Other income (expense) totaled ($5,337,000) for the three months ended December 31, 2010 compared with $1,961,000 for the three months ended December 31, 2009. For the year ended December 31, 2010, other income (expense) totaled $5,812,000 compared to $(14,551,000) for the same period in 2009. This consists primarily of foreign exchange losses, interest expense and investment disposal gains. Foreign exchange losses totaled $4,998,000 for the three months and $8,003,000 for the year ended December 31, 2010. Other income also included a uranium sales contract termination fee in 2010. In the second quarter, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee is payable in two installments of $6,000,000 received in June 2010 and $5,000,000 due in March 2011.
OUTLOOK FOR 2011
Denison’s uranium production is expected to total 1.2 million pounds of U3O8 from ore in stockpile and from the Beaver, Pandora and Arizona 1 mines and production from the alternate feed circuit at the White Mesa Mill in the United States. Vanadium production is projected to total approximately 2.2 million pounds of V2O5. The White Mesa mill is anticipated to continue processing conventional ore during most of 2011, except for scheduled maintenance shutdowns. Production of alternate feed material will continue throughout 2011. The cash cost of production is expected to average approximately $43.50 per pound of U3O8 net of vanadium credits. The cash cost per pound reflects the impact of an increase of over 200% of the cost of sulphuric acid as compared to 2010. Capital expenditures on the mines and mill facilities are estimated at $9.7 million.
Uranium sales are forecast to be approximately 1.3 million pounds of U3O8 of which just over 500,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 2.8 million pounds V2O5 in 2011.
Denison’s business development activities include advancement of its existing development stage projects and exploration projects and the search for new potential acquisitions. These activities, as part of its Five Year Business Development Plan, are aimed at increasing Denison’s sustainable uranium production to at least 10 million pounds per year by 2020.
In 2011, Denison will participate in exploration programs in Canada and the United States. The total budget for these programs will be $15.0 million of which Denison’s share will be $8.8 million. The Wheeler River program at a total cost of $10.0 million (Denison’s share $6.0 million) represents the most significant of these programs. A 35,000 metre drilling program has begun to test additional areas with known uranium mineralization along the same mineralized trend hosting the Phoenix deposit.
Exploration work in Canada will also be carried out on the Moore Lake, Hatchet Lake, Murphy Lake, Bell Lake, McClean Lake and Wolly projects at a total cost of $3.8 million (Denison’s share $1.6 million). In the United States, drilling is planned on the Beaver mine trend and at the Sunday Complex to outline potential resources which could extend the life of existing operations on these properties. In Arizona, an exploration program on the Company’s DB1 breccia pipe is planned. The total cost of the U.S. exploration program is $1.3 million.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Exploration and development activities will be restarted at the Company’s Mutanga project in Zambia. A 17,000 metre exploration drill program will follow up on positive drilling results obtained in 2008 and metallurgical test work will be undertaken to further define process design criteria and operating costs. The Zambian program will total an estimated $6.2 million.
In Mongolia, a $7.4 million exploration and development program is projected. A $3.0 million, 38,000 metre exploration program is anticipated to be undertaken on license areas that currently do not have defined resources in order to confirm resources and support future work on these license areas. Development activities on license areas which are more advanced will include drilling of initial test patterns and pilot plant design. The implementation of the Mongolian program is contingent upon resolution of outstanding issues with the Mongolian Government regarding the Nuclear Energy Law and the structure of the Gurvan Saihan Joint Venture. The Company remains hopeful that these issues will be resolved early in 2011 such that the planned programs can be completed.
In Canada and the U.S., a total of $6.4 million will be spent by Denison on development stage projects in 2011. In the United States, development of the Pinenut mine is moving forward with initial production anticipated in early 2012, and permitting will be advanced for the EZ1/EZ2 and Canyon deposits. The cost of these programs is estimated at $5.6 million. In Canada, the McClean North underground development feasibility study will be advanced along with continued evaluation of the Midwest development project under the operatorship of majority owner ARC.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2010	2010	2010	2010
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$39,232	$39,883	$27,230	$21,975
Net income (loss)	(12,297)	(9,521)	16,672	(9,089)
Basic and diluted earnings (loss) per share	(0.04)	(0.03)	0.05	(0.03)

	2009	2009	2009	2009
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$31,052	$12,748	$13,372	$21,998
Net income (loss)	(36,127)	(91,343)	(18,215)	(1,327)
Basic and diluted earnings (loss) per share	(0.11)	(0.27)	(0.07)	(0.01)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $97,554,000 at December 31, 2010 compared with $19,804,000 at December 31, 2009. The increase of $77,750,000 was due primarily to cash provided by operations of $35,551,000, sales of long-term investments of $8,118,000 and new common share issues totaling $61,250,000 less expenditures on property, plant and equipment of $27,310,000.
Net cash provided by operating activities of $35,551,000 during the year ended December 31, 2010 is comprised of net loss for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $4,004,000 and an increase of $1,877,000 in inventories and a decrease of $5,176,000 in trade and other receivables.
Net cash used in investing activities was $19,472,000 consisting primarily of expenditures on property, plant and equipment of $27,310,000 less proceeds from the sale of investments of $8,118,000.
Net cash from financing activities totaled $60,565,000 consisting of $61,250,000 from the issue of common shares less $685,000 repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $77,750,000 during the year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive Net Income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the other requires the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility terminates on June 30, 2011. There is no debt outstanding under this facility; however $19,816,000 of the line was used as collateral for certain letters of credit at December 31, 2010.
The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
In February 2011, the Company entered into an agreement with a syndicate of investment dealers who have agreed to purchase 18,300,000 common shares of the Company at a purchase price of CDN$3.55 per common share for aggregate gross proceeds of CDN$64,965,000. The offering is scheduled to close on March 15, 2011.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2010	2009	2010	2009
Revenue
Management fees (including expenses)	487	397	1,614	1,541
Commission fees on purchase and sale of uranium	—	239	962	981

Total	487	$636	2,576	$2,522

At December 31, 2010, accounts receivable includes $281,000 (2009 — $117,000) due from UPC with respect to the fees indicated above.
On November 18, 2010, the Company entered into a uranium concentrate loan agreement with UPC which entitles the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan is subject to a loan fee and requires collateral in the form of an irrevocable standby letter of credit. The amounts loaned were to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit was increased to $12,045,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has incurred management and administrative service fees of $82,000 (2009:$53,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2010, an amount of $nil (2009: $nil) was due to this company.
In December 2010, the Company agreed to make a donation of $658,000 to Lundin for Africa, a not-for-profit organization with a common director. At December 31, 2010, an amount of $658,000 was due to this organization. Lundin for Africa has programs in Zambia, Mongolia and other countries.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.8%.
OUTSTANDING SHARE DATA
At March 10, 2011, there were 366,360,915 common shares issued and outstanding and 6,026,014 stock options outstanding to purchase a total of 6,026,014 common shares for a total of 372,386,929 common shares on a fully-diluted basis. The Company has also agreed to issue an additional 18,300,000 common shares under an equity financing which is scheduled to close on March 15, 2011. Under its agreement with Denison, KEPCO is entitled to subscribe for 3,442,000 additional common shares that would allow it to maintain its existing shareholding level in Denison. KEPCO has not yet indicated whether it will exercise its right.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, the total anticipated production from a facility will include estimated toll milling volume. If Denison’s estimated amounts to be processed under toll milling arrangements prove to be significantly different from actual or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, and intangible assets. Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. To test recoverability, the net book value of the long-lived asset is compared to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about the long-lived asset to estimate future cash flows to test the recoverability of the capitalized cost amounts, the Company will test for impairment by comparing the fair value to the carrying amount without first performing a test for recoverability.
Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in commodity prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill. For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.
Inventory
The Company values its concentrate inventories, work in process and ore stockpiles at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and depletion. Realizable value is based on commodity prices, which can be subject to significant change from period-to-period.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Provision for Other than Temporary Impairment in the Value of Investments
The Company reviews those investments that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced significant declines in the market based on critical events and current economic conditions, even if those investments have been below cost for less than a six month period. When a loss in value is considered to be other than a temporary impairment this is recognized in the results of operations. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return, expected dividend yield and an expected forfeiture rate. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
NEW ACCOUNTING STANDARDS ADOPTED
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2010:
(a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2011:
(a)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) effective January 1, 2011. As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. The Company will also provide comparative data on an IFRS basis including an opening balance sheet as at January 1, 2010.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on its opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
During the fourth quarter, the preliminary calculation of the IFRS opening balance sheet amounts for January 1, 2010 was completed and details are disclosed below. The Company also made significant progress in the process of restating its interim financial statements for 2010 and the development of a framework for its first time IFRS financial statements. Additional work that is underway includes implementation of information systems and internal control changes required, none of which are significant.
Preliminary IFRS Consolidated Opening Balance Sheet
Denison’s preliminary IFRS opening balance sheet at January 1, 2010 reflects the impact of the applicable IFRS 1 elections that it expects to apply on its transition to IFRS. The opening balance sheet also reflects the impact of accounting policy differences arising from the transition from Canadian GAAP to IFRS. The opening consolidated IFRS balance sheet is preliminary and the final opening balance sheet may reflect further adjustments relating to any new IFRS pronouncements or other items that are identified through the first quarter 2011.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Reconciliation of Consolidated Balance Sheets as previously Reported Under Canadian GAAP and IFRS

				Preliminary
		As at	Effect of	as at
		December 31, 2009	Conversion to	January 1, 2010
(in thousands) (unaudited)	REF	Canadian GAAP basis	IFRS	IFRS basis

ASSETS
Current
Cash and cash equivalents		19,804	—	19,804
Trade and other receivables		13,773	—	13,773
Inventories		52,216	—	52,216
Prepaid expenses and other	A	1,607	(3)	1,604

		87,400	(3)	87,397

Inventories — ore in stockpiles		1,530	—	1,530
Investments		10,605	—	10,605
Prepaid expense and other		287	—	287
Restricted cash and investments		21,656	—	21,656
Property, plant and equipment	B	691,039	(369,644)	321,395
Intangibles		4,436	—	4,436
Goodwill	C	51,028	(51,028)	—

Total Assets		867,981	(420,675)	447,306

LIABILITIES
Current
Accounts payable and accrued liabilities	D	9,508	218	9,726
Current portion of long-term liabilities
Post employment benefits		380	—	380
Reclamation and remediation obligations		752	—	752
Debt obligations		869	—	869
Other long-term liabilities		313	—	313

		11,822	218	12,040

Deferred revenue		3,187	—	3,187
Provision for post-employment benefits		3,426	—	3,426
Reclamation and remediation obligations		17,154	—	17,154
Debt obligations		195	—	195
Other long-term liabilities		1,051	—	1,051
Deferred income taxes	E	102,918	(88,856)	14,062

		139,753	(88,638)	51,115

SHAREHOLDERS’ EQUITY
Share capital	F	849,488	848	850,336
Share purchase warrants		5,830	—	5,830
Contributed surplus		39,922	—	39,922
Deficit	G	(242,494)	(260,987)	(503,481)
Accumulated other comprehensive income	H	75,482	(71,898)	3,584

Total Liabilities and Equity		867,981	(420,675)	447,306

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
References
A.	Prepaid and other assets

Adjustment results from moving from the temporal to current rate method of foreign exchange translation for Zambia prepaid assets.
B.	Property, plant and equipment

Adjustment to property, plant and equipment assets to reflect impairment amount calculated in accordance with IFRS	(325,849)
Adjustment results from moving from the temporal to current rate method of foreign exchange translation for Zambia property, plant and equipment assets	(23,577)
Adjustment to reflect the unwind of a deferred tax gross-up related to the acquisition of assets of OmegaCorp.	(20,218)

Total adjustment to property, plant and equipment	(369,644)
C.	Goodwill
Impairment of goodwill as calculated in accordance with IFRS.
D.	Accounts Payable
Effect of using US GAAP accounting for flow through shares due to the absence of IFRS specific guidance. Recognition of the liability related to the “premium” between the quoted price of the Company’s shares at the flow-through share closing date and the amount the investor pays for the actual flow-through shares.
E.	Deferred income taxes

Elimination of deferred tax liability related to the acquisition of OmegaCorp	(20,218)
Tax effects of other IFRS adjustments	(68,638)

Total adjustment to deferred income taxes	(88,856)
F.	Share Capital
Effect of using US GAAP accounting for flow through shares due to the absence of IFRS specific guidance
G.	Deficit

Adjustment results from moving from the temporal to current rate method of foreign exchange translation to opening balances of Zambia	(23,580)
Adjustment to reflect the unwind of a deferred tax gross-up related to the acquisition of assets of OmegaCorp.	(20,218)
Adjustment to property, plant and equipment assets to reflect impairment amount calculated in accordance with IFRS	(325,849)
Impairment of goodwill	(51,028)
Effect of using US GAAP accounting for flow through shares	(1,066)
Adjustment to deferred income taxes	88,856
Reset of cumulative translation adjustment account to zero	71,898

Total adjustment to deficit	(260,987)
H.	Accumulated Other Comprehensive Income
Adjustment to reset cumulative translation gains to zero as per IFRS 1 election for cumulative translation differences.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Elected IFRS 1 Exemptions from Full Retrospective Application
Denison’s transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective application of IFRS. The Company evaluated the options available in IFRS 1 and elected to adopt transitional implementation policies in the areas of business combinations, cumulative translation differences and fair value as a deemed cost election. A summary of these transitional accounting policies is given below.
1.	Business Combinations
The Company elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under Canadian GAAP.
2.	Cumulative Translation Differences
IFRS 1 provides the option to reset the cumulative translation account within other comprehensive income to zero as of the date of transition to IFRS as an alternative to calculating the retrospective cumulative translation adjustments required to be in compliance with the principles of IAS 21 for the periods prior to transition.
3.	Property, Plant and Equipment
IFRS 1 provides the option to record assets, on an item by item basis, at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the assets. Denison chooses to adopt this transition policy on an asset by asset basis for its property, plant and equipment and its mineral property assets.
Adoption of IFRS 6 for Exploration and Evaluation Expenditures
Denison elected to adopt the provisions of IFRS 6 which allow the Company to continue with the current accounting policies regarding the accounting for exploration and evaluation expenditures, with the exception of impairment which must follow the guidance provided under IFRS 6.
The current policy is to expense exploration expenditures on mineral properties not sufficiently advanced. An exploration and evaluation asset will no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration and evaluation assets will be assessed for impairment, and any impairment loss recognised, before reclassification.
With respect to impairment, the Company will follow the guidance under IFRS 6 which provides examples of impairment triggering events that are applicable to exploration and evaluation assets:
1.	Right to explore has, or will in the near future, expire and renewal is not expected;

2.	Further exploration and evaluation expenditures are not budgeted or planned;

3.	Decision was made to discontinue activities due to lack of discovery; or

4.	Development is likely but the exploration and evaluation asset is unlikely to be recovered in full.
If an impairment triggering event is noted which may indicate that a write-down is appropriate, an impairment test in accordance with IAS 36 shall be performed. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), which is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. For mining and milling assets, the CGU’s have been defined based on geographical locations that are consistent with the segments used for disclosure purposes.
Key IFRS Accounting Policies
The following is a summary of key IFRS accounting policies which differ significantly from the comparable Canadian GAAP policies and which were applied in preparing the preliminary consolidated IFRS balance sheet as of January 1, 2010.
Foreign Currency Translation
Items included in the financial statements of each consolidated entity in the Denison group are measured using the currency of the primary economic environment in which the entity operated (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, U.S., Zambian and Mongolian entitles, the local currency has been determined to be the functional currency.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The consolidated financial statements are presented in US dollars, which is the Company’s reporting currency.
The financial statements of entities that have a functional currency that is different than the reporting currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the statement of financial position; and income and expenses — at the quarterly average rates (as this is considered a reasonable approximation to actual transactional rates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.
Income Taxes
The accounting for future or deferred income taxes is fundamentally similar to the current Canadian GAAP standard. However, there are some specific differences that impact deferred tax balances or the amount reported in profit or loss for deferred taxes. Under Canadian GAAP, the cost(benefit) of current and deferred income taxes is typically recognized as income or an expense, and included in profit or loss for the period — except, amongst other items, where any portion of the cost(benefit) relates to a capital transaction in the same period or an item that is credited or charged directly to equity in the same period. Under IFRS, if the transaction that gives rise to a temporary difference is recorded directly in equity, then the cost(benefit) of current and deferred income taxes, whether in the same or a subsequent period, is also recorded directly in equity (rather than in profit or loss). Under Canadian GAAP, where an asset is acquired (other than in a business combination) and the tax basis is less than the cost of the asset, a deferred tax liability is recognized on the asset acquisition, and is added to the cost of the asset through a gross-up calculation. IFRS does not permit the recognition of a deferred tax liability on the initial recognition of an asset, in a transaction that is not a business combination. The carrying value of our deferred tax balances have also changed to the extent that the accounting basis of various assets and liabilities have been adjusted as part of the IFRS conversion.
Flow-Through Shares
Under Canadian GAAP, where flow-through shares are issued, they are initially recorded in share capital at their issue price. When the issuing entity renounces the associated deductions (by filing the prescribed forms) to the investors, the tax effect of the resulting temporary difference is recorded as a cost of issuing the shares (a reduction in share capital). While IFRS does not provide specific guidance on the accounting for flow-through shares, it is generally agreed that the method required by the SEC — under US GAAP — is appropriate. As a result, under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the company’s shares at the flow-through share closing date and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded — with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.
Property, Plant and Equipment
Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition or production cost, less accumulated depreciation. Cost includes all expenditures incurred to prepare an asset for its intended use, including the purchase price and installation costs, freight charges, duties and borrowing costs. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan.
Mineral Property Interests
With respect to exploration and evaluation expenditures, the company has adopted the provisions of IFRS 6.
Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Mineral Properties — Joint Interests
The Company has various interests in development and exploration projects located in Canada which are held through option or joint agreements. Under IFRS, the accounting treatment for these properties will be as follows:
Canadian Properties
The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. Other significant mineral property interests that the Company has in Canada include Wheeler River, Moore Lake, Wolly and Park Creek.
The accounting for these properties was reviewed within the context of the IFRS standards and it was concluded that these joint interests are actually joint ownership arrangements (for accounting purposes). The joint ownership and the contractual obligations are most appropriately presented in the financial statements when they are accounted for using the undivided interest method (which is very similar to the current proportional reporting method used to report these operations under Canadian GAAP).
Impairment Evaluations
The carrying amounts of long-lived assets are reviewed and tested when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. For mining and milling assets, the CGU’s have been defined based on geographical locations that are consistent with the segments used for disclosure purposes. This definition reflects the strategic linkage of the properties from an operational perspective and/or the management decision-making structure of the operations. Denison Environmental Services (DES) is a distinct business offering and represents a separate CGU.
Impairment Reversals
Where an adjustment to property, plant and equipment assets has been made to reflect impairment amounts calculated in accordance with IFRS and subsequent IFRS 1 election to use fair market values as deemed cost, there will be no future reversal of impairments.
Provision for Environmental Rehabilitation
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitations. Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the future production from the operations to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the risk-free pre-tax discount rate and adjustment is made to the provision.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgment and estimates involved.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CONTRACTUAL OBLIGATIONS
At December 31, 2010, the Company had reclamation liabilities of $17,565,000 consisting of $6,383,000 for U.S. mill and mine obligations, $9,451,000 for Elliot Lake and $1,731,000 for the McClean Lake and Midwest joint ventures. In addition, the Company’s contractual obligations at December 31, 2010 are as follows:

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$405	200	189	16	$—
Operating lease and other obligations	$22,167	13,551	6,526	2,090	—
ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2010 are $17,565,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds, letters of credit and trust funds as security for these liabilities. At December 31, 2010, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $32,697,000.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2010. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted by Denison and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, the Company retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ has reviewed the Report, and has concluded that further investigations are required before it can determine the source of the contamination and the responsibility for clean up. UDEQ and Denison are finalizing a plan and schedule to conduct further investigations. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and, if determined to be the responsibility of the Company, could be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licences in any significant way in the conduct of its business.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline. If an active market does not exist, investors may lose their entire investment in the Corporation. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Volatility and Sensitivity to Market Prices
Because the majority of Denison’s revenues is derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the credit facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of Denison’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Mineral Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, EZ Complex, Colorado Plateau, Henry Mountains, GSJV, Mutanga and Dibwe projects are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the BLM has proposed that certain lands around the Grand Canyon National Park, including the lands on which Denison’s Arizona Strip mines are located, be withdrawn by Congress from location and entry under the mining laws, and is in the process of conducting various studies and analyses to support a final decision on whether or not to proceed with a withdrawal of all or a portion

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
of those lands. If any lands are withdrawn, no new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit. Denison believes that its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that, if lands are withdrawn and a mineral examination is performed, the mineral examination would not result in one or more of Denison’s mining claims being considered invalid, which could prevent a project from proceeding.
There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing and assumptions as to future commodity prices.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes and varying conditions in the commodity markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the New Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.
There are a number of provisions under the New Law that could significantly adversely affect the GSJV, in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the existing Mineral Agreement between the GSJV and the Government of Mongolia, or to licences held by the GSJV that are not subject to the Mineral Agreement.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful, and it is possible that some of Denison’s customers could fail to pay for the uranium or vanadium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Disclosure and Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s common shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s common shares, it will be entitled to appoint one director. KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.
The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy Inc. all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred herein or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration and Terry Wetz, Director of Project Development, who are Qualified Persons in accordance with the requirements of National Instrument 43-101.